Contact

www.linkedin.com/in/vanessaotero (LinkedIn)

adfontesmedia.com (Personal)

Top Skills

Sales

Business Development

Public Speaking

Certifications

Patent Attorney

Publications

How Much is Really at Stake? Damages Statutes Collide in Multiple-IP LItigation

Vanessa Otero

CEO and Founder of Ad Fontes Media

Westminster, Colorado, United States

Summary

I'm the founder and CEO of Ad Fontes Media, Inc. We rate the news for reliability and bias. Our mission is to rate ALL the news to positively transform society. I started this company because I am the creator of the original Media Bias Chart, the viral image that prompted many lively discussions around the internet about where people get their news.

Prior to founding Ad Fontes, I practiced as an intellectual property attorney. My practice focused on patent prosecution, trademark prosecution, litigation support, and general IP counseling. I helped technology companies of all sizes acquire and strategically deploy their intellectual property. I graduated from the University of Denver Sturm College of Law in December of 2013, and have a B.A. in English from UCLA.

I went to law school part time while working in pharmaceutical sales. I have a total of 10 years of professional sales experience, including business to business, pharmaceutical, and direct sales.

I am interested in connecting with creative individuals in all kinds of professional fields.

Experience

ad fontes Media
Founder/CEO
February 2018 - Present (6 years 8 months)
Westminster, CO

Neugeboren O'Dowd
Associate Attorney
March 2014 - September 2020 (6 years 7 months)

We provide established and emerging companies with legal strategy and litigation to protect their intellectual capital

Meda Pharma
Territory Sales Representative
February 2010 - January 2014 (4 years)

I promote specialty pharmaceutical products for the treatment of allergies to physicians in Northern Colorado.

Nouveau Riche
Independent Regional Advisor
November 2006 - December 2010 (4 years 2 months)

I help people invest in real estate and achieve their financial goals.

Adams Repiratory Therapeutics
Respiratory Sales Specialist
June 2006 - October 2007 (1 year 5 months)

Sold specialty pharmaceutical products to ENT's and primary care physicians within the Greater Los Angeles territory.

Xerox
Agency Account Manager
October 2004 - May 2006 (1 year 8 months)

Territory Account Manager. Gained new business through lead generation and cold calling to business accounts. Managed existing accounts as well.

Went through Xerox's renowned "Client Centered Selling" program (formerly known as PSS and SPIN selling)

Education

University of Denver - Sturm College of Law
J.D. · (2010 - 2013)

University of California, Los Angeles
BA, English · (1999 - 2003)

Francis Parker School

Landmark Education